Yasin Keshvargar +1 212 450 4839 yasin.keshvargar@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

June 2, 2023

Re:	GH Research PLC Form 20-F for the Fiscal Year Ended December 31, 2022 Filed March 9, 2023 File No. 001-40530

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Gary Newberry Daniel Gordon

Dear Mr. Newberry and Mr. Gordon:

On behalf of our client, GH Research PLC (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s annual report on Form 20-F for the year ended December 31, 2022 contained in the Staff’s letter dated May 25, 2023.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Exhibits 13.1 and 13.2, page 157

1.
These exhibits refer to the annual report on Form 20-F for the year ended December 31, 2021. In a full amended filing, please provide corrected certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that refer to the fiscal year ended December 31, 2022, along with currently dated certifications pursuant to Section 302 of the Act.

Response: In response to the Staff’s comment, concurrently with this letter, the Company is filing Amendment No. 1 on Form 20-F/A, including new certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 13.1 and 13.2 referring to the correct fiscal year ended December 31, 2022, along with currently dated certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Consolidated statement of comprehensive income, page F-4

2.	In future filings, please present your loss per share to the nearest cent so as not to imply more precision than exists in this calculation.

Response: In response to the Staff’s comment, the Company will present loss per share to the nearest cent in future filings.

U.S. Securities and Exchange Commission

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Please do not hesitate to contact me at (212) 450-4839 or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Yasin Keshvargar

Yasin Keshvargar

cc:	Via E-mail

Julie Ryan, Vice President, Finance, GH Research PLC

Alisa Hayden, PricewaterhouseCoopers

June 2, 2023	2